SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

AMENDMENT NO. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Weingarten Realty Investors

 (Name of Subject Company)

Weingarten Realty Investors

 (Names of Filing Persons (Offeror))

3.950% Convertible Senior Unsecured Notes due August 1, 2026

 (Title of Class of Securities)

948741AF0 and 948741AE3

 (CUSIP Number of Class of Securities)

Andrew M. Alexander
President and Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 125
Houston, Texas 77008
(713) 866-6000

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:
Bryan L. Goolsby
Gina E. Betts
Locke Lord Bissell & Liddell LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
(214) 740-8000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$350,000,000	$19,530
_________________________

(1)
Calculated  based on a filing fee of $55.80 per $1,000,000 of Transaction Value.  In accordance with Rule 0-11(a)(2) the filing fee is being offset by $19,530 out of a total of $107,102 of unutilized fees relating to $1,047,400,000 aggregate initial offering price of unsold securities of the Filing Person that were registered under Registration Statement No. 333-119067, filed on September 16, 2004.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,102	Filing Party: Weingarten Realty Investors
Form or Registration No.: 333-119067	Date Filed: September 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTORY STATEMENT

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on June 1, 2009 by Weingarten Realty Investors (“Weingarten”), a Texas real estate investment trust (as amended and supplemented to date, the "Schedule TO") relating to the offer by Weingarten to purchase a portion of its 3.950% Convertible Senior Unsecured Notes due August 1, 2026 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer which was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.    Summary Term Sheet.

The information provided in Item 4 is incorporated by reference into this Item 1.

Item 4.    Terms of the Transaction.

Simultaneously with the Offer, Weingarten also conducted an offer (the “Any and All Offer”) to purchase any and all of its 7.000% Senior Unsecured Notes due July 15, 2011, 7.070% Medium Term Notes due June 26, 2009, 7.350% Medium Term Notes due July 20, 2009, 7.400% Medium Term Notes due December 21, 2010, 7.440% Medium Term Notes due August 19, 2011, 7.500% Medium Term Notes due December 19, 2010 and 8.250% Medium Term Notes due January 22, 2010 (collectively, the “Non-Convertible Notes”).  The Any and All Offer was originally set to expire at 5:00 p.m., New York City time, on June 8, 2009.  By a press release dated June 9, 2009, Weingarten extended the expiration date of the Any and All Offer to 5:00 p.m., New York City time, on June 9, 2009.  Based on information provided to Weingarten by Global Bondholder Services Corporation, the information agent for the Offer, $102,945,000 aggregate principal amount of Non-Convertible Notes were validly tendered for purchase in the Any and All Offer as of the original expiration date of the Any and All Offer.  The full text of Weingarten's press release dated June 9, 2009, announcing the extension of the expiration date and the results of the Any and All Offer as of the original expiration date is filed as Exhibit (a)(4) hereto and is incorporated herein by reference.

The Offer to Purchase is hereby amended as follows:

(1)    The expiration of the Any and All Offer was extended from 5:00 p.m., New York City time, on June 8, 2009 to 5:00 p.m., New York City time, on June 9, 2009.  Accordingly, all references to the expiration of the Any and All Offer being on June 8, 2009 in the Offer to Purchase are changed to June 9, 2009 and the term “Any and All Offer Expiration Date” shall refer to 5:00 p.m., New York City time, on June 9, 2009.  As a result of the extension of the Any and All Offer expiration date, the settlement date for the Any and All Offer was also extended by one day.  Accordingly, all references to the settlement date for the Any and All Offer being on June 9, 2009 in the Offer to Purchase are changed to June 10, 2009 and the term “Any and All Offer Settlement Date” shall refer to promptly following the Any and All Offer Expiration Date and expected to be June 10, 2009.  Notwithstanding the foregoing, the extension of the Any and All Offer was not an extension of withdrawal rights for the Any and All Offer, which expired at 5:00 p.m., New York City time, on June 8, 2009.

(2)    On page 4 of the Offer to Purchase, the response to the question “How will the Company pay for the Notes?” is replaced with the following:

“We will need a maximum of $350,000,000 to purchase Notes. We anticipate that we will obtain the necessary funds by utilizing cash we receive upon liquidation of our overnight short-term cash investments, which will total approximately $175,000,000, and the remainder will be obtained from

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borrowings under our unsecured revolving credit facility.  We will repay the funds borrowed under our credit facility from operating cash flow, dispositions of assets and other financing transactions.”

(3)    On page 8 of the Offer to Purchase, the last sentence of the first paragraph under the heading “TERMS OF THE OFFERS – Purpose of the Offers; Source of Funds” is replaced with the following:

“We anticipate that we will obtain the necessary funds by utilizing cash we receive upon liquidation of our overnight short-term cash investments, which will total approximately $175,000,000, and the remainder will be obtained from borrowings under our unsecured revolving credit facility.”

(4)    On page 8 of the Offer to Purchase, the following sentence is added to the end of the second paragraph under the heading “TERMS OF THE OFFERS – Purpose of the Offers; Source of Funds”:

“We will repay the funds borrowed under our credit facility from operating cash flow, dispositions of assets and other financing transactions.”

(5)    On page 11 of the Offer to Purchase, the first bullet point under the heading “TERMS OF THE OFFERS – Expiration Dates; Extensions; Amendments” which reads “delay accepting Notes pursuant to either of the Offers” is deleted in its entirety.

(6)    On pages 14 and 15 of the Offer to Purchase, the seventh, eighth and ninth paragraphs under the heading “TERMS OF THE OFFERS – Acceptance of Notes for Purchase; Payment for Notes” are deleted in their entirety.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)      Purposes.

  The information provided in Item 4 is incorporated by reference into this Item 6(a).

(b)      Use of Securities Acquired.

  The information provided in Item 4 is incorporated by reference into this Item 6(b).

Item 7.    Source and Amount of Funds or Other Consideration.

(a)      Source of Funds.

  The information provided in Item 4 is incorporated by reference into this Item 7(a).

(d)      Borrowed Funds.

  The information provided in Item 4 is incorporated by reference into this Item 7(d).

Item 12.  Exhibits.

   Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(4) and, as so amended, is restated as follows:

(a)      Disclosure Material.

*	(a)(1)	Offer to Purchase dated June 1, 2009.
*	(a)(2)	Form of Letter of Transmittal.

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*	(a)(3)	Press Release issued by Weingarten on June 1, 2009.
	(a)(4)	Press Release issued by Weingarten on June 9, 2009.

       (b)  Loan Agreement.

*	(b)(1)
Amended and Restated Credit Agreement dated February 22, 2006 among Weingarten Realty Investors, the Lenders Party Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.32 to Weingarten’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference).

*	(b)(2)
Amendment Agreement dated November 7, 2007 to the Amended and Restated Credit Agreement (filed as Exhibit 10.34 on Weingarten’s Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(d)      Contracts, Arrangements or Understandings.

*	(d)(1)
Senior Indenture dated as of May 1, 1995 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4(a) to Weingarten’s Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

*	(d)(2)
First Supplemental Indenture dated as of August 2, 2006 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4.1 to Weingarten’s Form 8-K on August 2, 2006 and incorporated herein by reference).

(g)      Oral Solicitation Materials.

    None.

(h)      Tax Opinion.

    None.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2009

Weingarten Realty Investors

By:	/s/ Andrew M. Alexander
Andrew M. Alexander
President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.

(a)       Disclosure Material.

*	(a)(1)	Offer to Purchase dated June 1, 2009.

*	(a)(2)	Form of Letter of Transmittal.

*	(a)(3)	Press Release issued by Weingarten on June 1, 2009.

(a)(4)	Press Release issued by Weingarten on June 9, 2009.

(b)      Loan Agreement.

*	(b)(1)
Amended and Restated Credit Agreement dated February 22, 2006 among Weingarten Realty Investors, the Lenders Party Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.32 to Weingarten’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference).

*	(b)(2)
Amendment Agreement dated November 7, 2007 to the Amended and Restated Credit Agreement (filed as Exhibit 10.34 on Weingarten’s Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(d)      Contracts, Arrangements or Understandings.

*	(d)(1)
Senior Indenture dated as of May 1, 1995 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4(a) to Weingarten’s Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

*	(d)(2)
First Supplemental Indenture dated as of August 2, 2006 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4.1 to Weingarten’s Form 8-K on August 2, 2006 and incorporated herein by reference).

(g)      Oral Solicitation Materials.

None.

(h)      Tax Opinion.

  None.

* Previously filed.